SUPPL

March 3, 2005



05006485



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2005
179
WASH., D.C.

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's Earnings Forecast for Fiscal 2004"



PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

小山 安雄

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

dlw 3/21

NEWS RELEASE

Kobe Steel, Ltd.
Web site: www.kobelco.co.jp
Stock exchange no. 5406
Listed on the Tokyo Stock Exchange,
Osaka Securities Exchange &
Nagoya Stock Exchange

Kobe Steel's Earnings Forecast for Fiscal 2004
(Disclosure of Financial Information on Quarterly Basis)

TOKYO, March 3, 2005 – Kobe Steel, Ltd. announced today its earnings forecast for fiscal 2004, ending March 2005. This forecast also fulfills the requirements stipulated by the Tokyo Stock Exchange for the timely disclosure of quarterly financial information.

Consolidated Forecast

Japan's economy in fiscal 2004 has been improving, but is now leveling off. Although strong exports and higher private-sector capital investment are contributing to the upswing, oil prices are escalating and inventory adjustments in the IT industry are cause for concern.

Domestic demand for steel in the second half of the fiscal year, mainly from the shipbuilding, automotive and other manufacturing industries, is expected to be higher than in the first half. Overseas demand primarily from Japanese transplants for high-quality steel, a product area in which Japanese steelmakers are focusing on, is expected to continue being strong. Under these conditions, Japan's total crude steel production is anticipated to exceed 113 million metric tons in fiscal 2004.

On this background, Kobe Steel's shipments of steel products in the second half of the fiscal year are forecast to be higher than in the first half. Sales prices, too, have risen both in Japan and overseas, due to the tight supply, strong demand and high raw material prices. In Kobe Steel's Machinery segment, orders for direct reduction plants using the MIDREX Process owned by Kobe Steel are anticipated to increase license income for the process.

As a result, consolidated net sales are forecast to increase 10 billion yen from the previous forecast in November 2004 to approximately 1.45 trillion yen. Pretax ordinary income (also called pretax recurring profit) is anticipated to increase 5 billion yen from the previous forecast to 110 billion yen.

Inventories at Kobe Steel's works and plants in its Iron & Steel and Aluminum & Copper segments are valued using the last-in, first-out method. However, moving toward international accounting standards, Kobe Steel plans to adopt the average method from fiscal 2005, ending March 2006. Due to this change, unrealized loss will arise from inventories in which the market value is below the book value. Preceding this change, Kobe Steel plans to post an extraordinary loss of 10 billion yen for a write-down of inventories in fiscal 2004 to maintain its financial health.

Consequently, consolidated net income is projected to be approximately 50 billion yen, unchanged from the previous forecast.

Consolidated Forecast for Fiscal 2004

	Current Forecast	Previous Forecast (Nov. 11, 2004)	Fiscal 2003
Net Sales	1,450	1,440	1,219.1
Ordinary income *	110	105	50.7
Net income	50	50	22

Figures are in billions of yen.
* Also known as pretax recurring profit

Non-Consolidated Forecast
Non-consolidated net sales in fiscal 2004 are forecast to rise 10 billion yen from the previous forecast to 900 billion yen. Pretax ordinary income is anticipated to increase 3 billion yen to 63 billion yen. Net income is anticipated to decrease 4 billion yen to 29 billion yen, due to an extraordinary loss on the write-down of inventories.

Non-consolidated Forecast for Fiscal 2004

	Current Forecast	Previous Forecast (Nov. 11, 2004)	Fiscal 2003
Net Sales	900	890	801.1
Ordinary income *	63	60	25.2
Net income	29	33	15.8

Figures are in billions of yen.
* Also known as pretax recurring profit

Dividends
Taking into consideration the company's business performance and retained earnings in fiscal 2004, it was decided at the Board of Directors' meeting today to propose at the ordinary shareholders' meeting that a dividend of 3 yen per share be paid for the fiscal year.

Cautionary Statement
Certain statements in this material are forward-looking statements based on information available as of today. Actual results may differ materially from the forward-looking statements due to possible changes in conditions in the future.

Media Contact
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN 141-8688
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site: www.kobelco.co.jp
E-mail: www-admin@kobelco.co.jp

Investor Relations Group
Tel +81-3-5739-6043